UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Staffing 360 Solutions, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

095428108

(CUSIP Number)

Jackson Investment Group, LLC

2655 Northwinds Parkway

Alpharetta, GA 30009

Attention: Dennis J. Stockwell, General Counsel

770-643-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jackson Investment Group, LLC 20-5783109
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS (see instructions) WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
8. SHARED VOTING POWER 9,411,019 (1)
9. SOLE DISPOSITIVE POWER
10. SHARED DISPOSITIVE POWER 9,411,019 (1)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,411,019 (1)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.2%(2)
14. TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 4,527,537 shares which may be purchased upon exercise of that certain Warrant, dated January 26, 2017 between Jackson Investment Group, LLC and Staffing 360 Solutions, Inc., as amended by that certain Amendment 1 to Warrant Agreement, dated as of March 14, 2017 and that certain Amendment 2 to Warrant Agreement, dated as of April 5, 2017, which became exercisable on July 26, 2017 (“Amended Warrant”).
(2)	Based on 15,503,820 shares of Common Stock outstanding as of August 14, 2017, as reported in the Issuer’s Form 10-Q filed on August 15, 2017.

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Jackson
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS (see instructions) AF(3) PF(4)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 721
8. SHARED VOTING POWER 9,411,0191)
9. SOLE DISPOSITIVE POWER 721
10. SHARED DISPOSITIVE POWER 9,411,019 (1)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,411,740(1)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.2%(2)
14. TYPE OF REPORTING PERSON (see instructions) IN; HC

(1)	Includes 4,527,537 shares which may be purchased upon exercise of the Amended Warrant, which became exercisable on July 26, 2017.
(2)	Based on 15,503,820 shares of Common Stock outstanding as of August 14, 2017, as reported in the Issuer’s Form 10-Q filed on August 15, 2017.
(3)	With respect to all shares other than the 721 shares referenced in footnote 4 that are reported herein.
(4)	With respect to the 721 shares personally owned by Rick Jackson reported in lines 7 and 9 above.

EXPLANATORY NOTES

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed jointly by Jackson Investment Group, LLC (“JIG LLC”) and Richard L. Jackson and amends the statement on the Schedule 13D that was originally filed jointly by JIG LLC and Richard L. Jackson with the Securities and Exchange Commission (the “Commission”) on February 7, 2017 and was amended on March 23, 2017, April 7, 2017 and August 8, 2017 (the “Statement”), with respect to the common stock, par value $0.00001, of Staffing 360 Solutions, Inc. (the “Company”).

This Amendment No. 4 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby further amended to add the following paragraphs:

On September 1, 2017, JIG LLC acquired a $515,000 subordinated secured note of the Company (the “September 1, 2017 Note”). On September 18, 2017, JIG LLC acquired 2,250,000 shares of Common Stock as a commitment fee in connection with the acquisition by JIG LLC of a $40,000,000 senior secured note of the Company (the “Secured JIG Note”). A portion of the proceeds of the sale of the Secured JIG Note were used to repay the existing subordinated notes previously issued to JIG LLC pursuant to the existing note purchase agreement (including the September 1, 2017 Note) in the aggregate principal amount of $11,165,000 (collectively, the “Prior JIG Notes”). The maturity date for the amounts due under the Secured JIG Note is September 15, 2020.

The forms of the September 1, 2017 Note and the Secured JIG Note are Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.

The purchase of the September 1, 2017 Note and the Secured JIG Note was funded by JIG LLC through use of its working capital funds. The source of those funds was distributions or loans from its various subsidiaries.

Item 5. Interest in Securities of the Issuer.

The introduction of Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

The following disclosure assumes 15,503,820 shares of Common Stock outstanding as of August 14, 2017, as reported in the Company’s Form 10-Q filed with the Commission on August 15, 2017.

Subparts (a) and (b) of Item 5 of the Statement are hereby amended and restated in their entirety to read as follows:

(a)          Pursuant to Rule 13d-3 of the Securities Exchange Act, the Reporting Persons may be deemed to beneficially own 9,411,019 shares of Common Stock, which constitutes approximately 42.2% of the outstanding shares of Common Stock (assuming the exercise in full of the Amended Warrant held by the Reporting Persons as contemplated in Rule 13d-3). Of the shares deemed to be beneficially owned 4,527,537 are not outstanding and consist of shares which may be acquired by JIG LLC pursuant to the Amended Warrant at any time prior to January 25, 2022. In addition to the 9,411,019 shares referenced above, Richard L. Jackson individually and beneficially owns 721 shares of Common Stock (which together with the 9,411,019 shares constitutes 42.2% of the outstanding shares of Common Stock of the Company). With the exception of the 721 shares personally owned, Richard L. Jackson disclaims beneficial ownership of all of the shares reported to be beneficially owned by him except to the extent of his pecuniary interest therein.

(b)          The Reporting Persons share the power to vote and direct the disposition of 9,411,019 shares of Common Stock reported as being beneficially owned. Richard L. Jackson has the sole power to vote and direct the disposition of the 721 shares of Common Stock reported as being beneficially owned by him.

Subpart (c) of Item 5 is hereby further amended to add the following paragraph:

(c)          On September 1, 2017, JIG LLC acquired the September 1, 2017 Note in the principal amount of $515,000. No commitment shares were issued in connection with the acquisition of the September 1, 2017 Note.

On September 18, 2017, JIG LLC acquired from the Company in a private transaction a $40,000,000 senior secured note of the Company. A portion of the proceeds of the sale of the Secured JIG Note were used to repay the Prior JIG Notes (which include the September 1, 2017 Note). The Secured JIG Note is more fully described in Items 3 and 6. For its commitment to acquire the Company’s Secured JIG Note, JIG LLC received 2,250,000 shares of Common Stock at the closing on September 18, 2017.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby further amended to add the following paragraphs:

The responses to Items 3 and 5 and Exhibits 1 through 2 are incorporated herein.

On September 1, 2017, JIG LLC entered into an additional financing transaction pursuant to a Third Omnibus Amendment and Reaffirmation Agreement, dated September 1, 2017 (the “Third Omnibus Agreement”) by and among JIG LLC, the Company and certain of its subsidiaries as guarantors (the “Subsidiary Guarantors”). The form of the Third Omnibus Agreement is Exhibit 3 hereto and is incorporated herein by reference.

On September 1, 2017 in accordance with the terms of the Third Omnibus Agreement, the Company issued to JIG LLC for an aggregate purchase price of $515,000, the September 1, 2017 Note in the aggregate principal amount of $515,000 which accrues interest at a rate of twelve percent (12%) per annum and has a maturity date of October 2, 2017. The Subsidiary Guarantors guaranteed to JIG LLC the prompt payment of the obligations of the Company owed to JIG LLC under the Third Omnibus Agreement, including the repayment of the September 1, 2017 Note.

On September 15, 2017, the Company, as borrower, and certain domestic subsidiaries of the Company, as guarantors, entered into an Amended and Restated Note Purchase Agreement with JIG LLC, as lender (the “A&R Note Purchase Agreement”), pursuant to which JIG LLC made a senior debt investment of $40 million in the Company in exchange for the Secured JIG Note in the principal amount of $40 million. The proceeds of the sale of the Secured JIG Note were used to (1) repay the Prior JIG Notes (which include the September 1, 2017 Note) in the aggregate principal amount of $11,165,000, (2) repay certain other outstanding indebtedness of the Company and (3) fund a portion of the purchase price consideration of two separate acquisitions by affiliates of the Company: (a) an acquisition of substantially all of the assets of Firstpro Inc. (“FPI”), Firstpro Georgia, LLC (“FPL”, and together with FPI, the “Sellers”) pursuant to that certain Asset Purchase Agreement, dated September 14, 2017, by and among Staffing 360 Georgia, LLC (“Staffing Georgia”), a wholly-owned subsidiary of the Company, the Sellers and certain individuals (the “Firstpro Transaction”); and (b) an acquisition of all of the outstanding stock and stock options of CBS Butler Holdings Limited (“CBS Butler”) by Longbridge Recruitment 360 Limited (“Longbridge”), a wholly-owned subsidiary of the Company, pursuant to that certain Agreement to Buy the Shares in CBS Butler Holdings Limited (the “Share Purchase Agreement”), dated September 15, 2017, by and among Longbridge, the Company and the CBS Butler stockholders as well as those certain agreements (the “Option Purchase Agreements”) with each holder of outstanding options of CBS Butler (the “CBS Butler Transaction”).

The maturity date for the amounts due under the Secured JIG Note is September 15, 2020. The Secured JIG Note will accrue interest at 12% per annum, due quarterly on January 1, April 1, July 1 and October 1 in each year, with the first such payment due on January 1, 2018. Interest on any overdue payment of principal or interest due under the Secured JIG Note will accrue at a rate per annum that is 5% in excess of the rate of interest otherwise payable thereunder. Neither the principal amount nor the interest on the principal amount of the Secured JIG Note is convertible into shares of Common Stock.

The Company may prepay the amounts due on the Secured JIG Note in whole or in part from time to time, without penalty or premium, subject to the conditions set forth in the A&R Note Purchase Agreement, and such prepayments, depending on the timing of the prepayments, may result in a discount on the principal amount to be prepaid as set forth in the A&R Note Purchase Agreement.

The Company paid a closing fee of $1,000,000 in connection with its entry into the A&R Note Purchase Agreement and agreed to issue 2,250,000 shares of the Company’s common stock as a closing commitment fee (the “September 2017 Commitment Fee Shares”). The September 2017 Commitment Fee Shares are subject to registration rights in favor of JIG LLC and will be included in a resale registration statement which must be filed by the Company with the Commission no later than October 30, 2017.

The obligations of the Company under the Secured JIG Note are secured by liens on and security interests in substantially all of the personal property (other than accounts receivable) of the Company and certain domestic subsidiaries of the Company (the “Borrowers”), pursuant to the terms of the Intercreditor Agreement (as defined below).

The A&R Note Purchase Agreement also contains restrictions against incurrence of additional debt, payment of dividends or other distributions (whether in cash, securities or other property) on any equity interest of the Company, repayment of debt, consolidations, mergers, sales of assets or a change in control, and contains financial covenants.

The foregoing description of the A&R Note Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Note Purchase Agreement, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference.

In connection with JIG LLC’s entry into the A&R Note Purchase Agreement, on September 15, 2017, JIG LLC, MidCap Funding X Trust, as successor-by-assignment to Midcap Financial Trust (“Midcap”), the Company and certain subsidiaries of the Company entered into an Intercreditor Agreement (the “Intercreditor Agreement”), setting forth the relative rights and priorities of (a) the lenders under an existing revolving loan facility with Midcap pursuant to that certain Credit and Security Agreement, dated as of April 8, 2015, as amended between Midcap and Borrowers (the “Credit Agreement”) and (b) JIG LLC, in the common collateral securing the obligations under the Credit Agreement and the Secured JIG Note. Pursuant to the Intercreditor Agreement, the lien that secures the Borrowers’ obligations under the Credit Agreement has priority in certain collateral, including all accounts, cash, certain deposit accounts, and proceeds from such collateral, and the lien that secures the obligations under the Secured JIG Note has priority in certain deposit accounts and all equity interests of any subsidiaries of the Company and all intercompany notes issued or payable to the Company or its subsidiaries party to the Credit Agreement or the A&R Note Purchase Agreement pledged as security to secure the obligations under the Secured JIG Note.

The foregoing description of the lntercreditor Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Intercreditor Agreement, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby further amended to add the following exhibits:

Exhibit 1	12% Subordinated Secured Note, dated September 1, 2017, by and between the Company and JIG LLC

Exhibit 2	12% Senior Secured Note Due September 15, 2020, dated September 15, 2017, by and between the Company and JIG LLC

Exhibit 3	Third Omnibus Amendment and Reaffirmation Agreement, dated September 1, 2017 by and among JIG LLC, the Company and the Subsidiary Guarantors

Exhibit 4	Amended and Restated Note Purchase Agreement, dated September 15, 2017, by and among the Company, certain subsidiaries of the Company and JIG LLC, incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K for September 15, 2017 (File No. 001-37575) filed on September 19, 2017

Exhibit 5	Intercreditor Agreement, dated September 15, 2017, by and among Company, certain subsidiaries of Company, MidCap and JIG LLC, incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K for September 15, 2017 (File No. 001-37575) filed on September 19, 2017

Exhibit 6	Joint Filing Agreement dated February 6, 2017 (attached as Exhibit 99.6 to the Schedule 13D filed by the Reporting Persons (File No. 005-86738) with the Commission on February 6, 2017 and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 21, 2017

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Jackson Investment Group, LLC, by Richard L. Jackson, CEO
Richard L. Jackson, Chief Executive Officer

Date: September 21, 2017

RICHARD L. JACKSON

/s/ Richard L. Jackson